Exhibit 99.1

DouYu Announces Changes to its Board of Directors and Management

WUHAN, China, Dec. 7, 2021 /PRNewswire/ — DouYu International Holdings Limited (“Douyu” or the “Company”) (Nasdaq: DOYU), a leading game-centric live streaming platform in China and a pioneer in the eSports value chain, today announced changes to its board of directors and management. Mr. Wenming Zhang has tendered his voluntary resignation from his position as a director and co-chief executive officer of the Company due to personal reasons, effective as of December 7, 2021.

Ms. Yang Deng has been appointed as a director on the Company’s board of directors (the “Board”), effective as of December 7, 2021. In addition, Mr. Mingming Su, the Company’s director and Chief Strategy Officer, will serve as a member of the Compensation, Nominating and Corporate Governance Committees of the Board, effective as of December 7, 2021.

Ms. Yang Deng joined DouYu in August, 2015 as the Company’s legal director and has served as vice president of legal affairs since February, 2017. Ms. Deng served as a senior in-house counsel at Vipshop Holdings Limited (NYSE: VIPS), a leading online discount retailer for brands in China from 2013 to 2015. Prior to that, Ms. Deng was a legal specialist with Xunlei Limited (Nasdaq: XNET), a leading innovator in shared cloud computing and blockchain technology in China. Ms. Deng received her bachelor’s and master’s degrees in computer science from Southeast University in China. She obtained her PRC legal and patent agent qualifications in 2008 and 2009, respectively.

Mr. Shaojie Chen, Chairman of the Board and Chief Executive Officer of DouYu, commented, “On behalf of the Board and the Company, I would like to express our sincere gratitude to Wenming for his excellent services and valuable contributions to DouYu over the years. We wish him all the best in his future endeavors. At the same time, we are delighted to announce the appointment of Yang as a director and Mingming as a member of our compensation, nominating and corporate governance committees of the Board. As a leading game-centric live streaming platform in China and a pioneer in the eSports value chain, we are committed to upholding the highest standards of corporate governance. With their new roles on the Board, we are confident that both Yang and Mingming will make valuable contributions to DouYu’s development in the years to come.”

About DouYu International Holdings Limited

Headquartered in Wuhan, China, DouYu International Holdings Limited (Nasdaq: DOYU) is a leading game-centric live streaming platform in China and a pioneer in the eSports value chain. DouYu operates its platform on both PC and mobile apps, through which users can enjoy immersive and interactive games and entertainment live streaming. DouYu’s platform brings together a deep pool of top live streamers. By providing a sustainable streamer development system built on advanced technology infrastructure and capabilities, DouYu helps ensure a consistent supply of quality content. Through collaborations with a variety of participants across the eSports value chain, the Company has gained coveted access to a wide variety of premium eSports content, which further attracts viewers and enhances user experience. For more information, please see http://ir.douyu.com/.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements.

Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s results of operations and financial condition; the Company’s business strategies; general market conditions, in particular the game live streaming market; the ability of the Company to retain and grow active and paying users; changes in general economic and business conditions in China; the impact of the COVID-19 to the Company’s business operations and the economy in China and globally; any adverse changes in laws, regulations, rules, policies or guidelines applicable to the Company; and assumptions underlying or related to any of the foregoing. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

Lingling Kong

DouYu International Holdings Limited

Email: ir@douyu.tv

Phone: +1 (646) 224-6934

Robin Yang

ICR, LLC

Email: DouYu.IR@icrinc.com

Phone: +1 (646) 224-6934

Media Relations Contact

Lingling Kong

DouYu International Holdings Limited

Email: pr_douyu@douyu.tv

Phone: +1 (646) 308-1475

Edmond Lococo

ICR, LLC

Email: DouYu.PR@icrinc.com

Phone: +1 (646) 308-1475

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